UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On May 23, 2024, Lilium N.V. (“Lilium”) entered into an underwriting agreement with B. Riley Securities, Inc. (the “Underwriting Agreement”), which acted as the sole underwriter for the purchase and sale, in an underwritten public offering (the “Public Offering”), of 38,095,238 Lilium’s class A ordinary shares (“Class A Shares” and, those Class A Shares offered in the Public Offering, the “Shares”) and accompanying warrants to purchase 38,095,238 Class A Shares (the “Warrants” and, together with the Shares, the “Public Securities”) for gross proceeds of approximately $40 million. Additionally, Lilium agreed to issue to qualified investors, in a concurrent private placement (the “PIPE” and, together with the Public Offering and the Aceville Pre-Funding (as defined below), the “Capital Raise”) of 47,573,111 Lilium’s Class A Shares (the “PIPE Shares”) and accompanying warrants to purchase 47,573,111 Class A Shares (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”) for gross proceeds of approximately $50 million pursuant to securities purchase agreements entered into by and among Lilium and the purchasers named therein on May 23, 2024 (collectively, the “PIPE SPAs”).

Additionally, pursuant to the purchase agreement dated May 23, 2024 (the “Pre-Funded Warrant SPA”), between the Company and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), the Company will issue to Aceville (i) a pro rata warrant to purchase 24,233,035 Class A Shares at an exercise price of $1.05 per Class A Share (the “Aceville Pre-Funded Warrant”) for an aggregate prepay price of approximately $24 million, of which exercise price Aceville has agreed to partially prepay at $1.00 per Class A Share against the total exercise price of the Aceville Pre-Funded Warrant (the “Aceville Pre-Funding”) and (ii) an accompanying PIPE Warrant to purchase 24,233,035 Class A Shares (the “Aceville PIPE Warrant” and, together with the Aceville Pre-Funded Warrant, the “Aceville Warrants”). The number of PIPE Securities and Aceville Warrants issued to Aceville will be reduced or increased at its closing such that, after giving effect to the Public Offering and the PIPE, the amount of Class A Shares then owned by Aceville and its affiliates equals 19.8% for voting purposes and an amount pro rata of the outstanding Class A Shares on a fully diluted basis, subject to certain adjustments and limitations. We expect the Aceville Pre-Funding and the closing of Aceville’s subscription in the PIPE to occur concurrently on or around June 28, 2024, subject to satisfaction of customary closing conditions and the receipt of shareholder approval for an increase in our authorized share capital.

Continental Stock Transfer & Trust Company (“Continental”) is acting as warrant agent for the Warrants, the PIPE Warrants and the Aceville Pre-Funded Warrant pursuant to the warrant agreements entered into, or that will be entered into on the relevant closing date, by and between Lilium and Continental (together, the “Warrant Agreements”). Immediately following the closings of the Capital Raise, Lilium will have 593,407,226 Class A Shares outstanding, or 679,075,575 Class A Shares outstanding assuming the exercise of all Warrants and PIPE Warrants issued in the Capital Raise and, in each case, without giving effect to the exercise by B. Riley Securities, Inc. of its over-allotment option in the Public Offering or the exercise of any other of the Company’s outstanding securities exercisable for or convertible into Class A Shares including the Aceville Pre-Funded Warrant (see “—PIPE” and “—Public Offering” below).

The following descriptions of the Warrants, the PIPE Warrants, the Aceville Pre-Funded Warrant, the Warrant Agreements, the PIPE SPAs, the Pre-Funded Warrant SPA and the Underwriting Agreement do not purport to be complete and are qualified in their entirety by the copies or forms thereof that are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively.

The legal opinions of Freshfields Bruckhaus Deringer LLP regarding the legality of the issuance and sale of the Shares and the enforceability of the Warrants are attached hereto as Exhibits 5.1. and 5.2.

Proceeds From the Capital Raise

After giving effect to the Public Offering, the concurrent PIPE and the Aceville Pre-Funding, as of March 31, 2024, on a pro forma basis, we expect that the Company will have approximately $218 million of cash and cash equivalents and certain other financial assets available (calculated based on a one euro to 1.08 U.S. dollar exchange rate as of May 14, 2024 and excluding investment in equity instruments), after giving effect to estimated fees and expenses of the Public Offering and the PIPE. This reflects approximately $110 million of cash and cash equivalents and certain other financial assets as of March 31, 2024, approximately $35 million of proceeds from the Public Offering, approximately $49 million of proceeds from the PIPE, and approximately $24 million of proceeds from the Aceville Pre-Funding, after giving effect to estimated fees and expenses of the Public Offering and the PIPE.

PIPE

Lilium entered into the PIPE SPAs with a number of investors, including BIT Capital, Earlybird Venture Capital and Aceville, as well as Lilium directors Niklas Zennström and Barry Engle. The PIPE SPAs covered the purchase and sale of 47,573,111 Class A Shares and PIPE Warrants to purchase 47,573,111 Class A Shares. Messrs. Engle and Zennström agreed to invest an aggregate of approximately $350,000 in the PIPE. The combined offering price for each Class A Share and accompanying PIPE Warrant was $1.05. The initial closing of the PIPE for approximately $26 million of the aggregate PIPE purchase amount is expected to occur on or about May 31, 2024, and the final closing of the PIPE for the remaining approximately $24 million of the aggregate PIPE purchase amount is expected to occur on or about June 28, 2024, subject in each case to satisfaction of customary closing conditions and the receipt of shareholder approvals for increases in our authorized share capital.

The PIPE SPAs contain customary registration rights in respect of the PIPE Securities, which provide that, among other things, within 10 business days of the initial PIPE closing and within 20 business days of any subsequent closing (each, a “Filing Deadline”), Lilium is required to file a registration statement to register for resale the PIPE Securities. Lilium has also agreed to use commercially reasonable efforts to have such registration statement declared effective under the Securities Act as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or 60th calendar day if the SEC notifies Lilium that it will review the registration statement) following the Filing Deadline and (ii) the 5th business day after the date Lilium is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review.

Public Offering

On May 23, 2024, Lilium entered into the Underwriting Agreement for the purchase and sale of 38,095,238 Class A Shares at a public offering price of $1.05 per share and accompanying Warrant for aggregate gross proceeds of approximately $40 million. B. Riley Securities, Inc. acted as sole underwriter with respect to the Public Offering. Pursuant to the Underwriting Agreement, Lilium sold the Shares and accompanying Warrants to the underwriter at a 6.0% discount to the public offering price. The closing of the Public Offering occurred on May 29, 2024.

A copy of Lilium’s press release regarding the foregoing is attached as Exhibit 99.1 to this Report on Form 6-K.

The sale of the Public Securities is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267719) previously filed with the SEC on October 3, 2022, and declared effective on October 12, 2022, and the prospectus contained therein.

SEPA Termination

On May 3, 2024, the Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) pursuant to which the Company has the right from time to time, but not the obligation, to issue and sell to Yorkville up to $150.0 million of its Class A Shares until the earlier of May 3, 2027 or the date on which the facility has been fully utilized or otherwise terminated in accordance with its terms. On May 7, 2024, the Company issued 1,000,000 Class A Shares to Yorkville as a commitment fee (the “Commitment Shares”). As of May 29, 2024, the Company had received gross proceeds of approximately $1,154,420 from the Company’s sales of 1,000,000 Class A Shares (exclusive of the issuance the Commitment Shares) to Yorkville at an average purchase price of approximately $1.14 per Class A Share under the SEPA. On May 24, 2024, the Company gave notice of the termination of the SEPA, effective as of May 29, 2024.

Summary Terms of the Warrants issued in the Public Offering

Subject to certain adjustments described in Exhibit 4.1 hereto, the Warrants issued in the Public Offering will be exercisable into 38,095,238 Class A Shares at an initial exercise price equal to $1.50 per share. Each Warrant will become exercisable beginning on the date on which the Company has instructed the warrant agent that the Company’s General Meeting has provided “Shareholder Approval” (as defined in Exhibit 4.1 hereto) authorizing the issuance of a number of Class A Shares sufficient for the full exercise of all Warrants issued in the Public Offering in the aggregate (which instruction the Company shall give promptly following, and in no event later than the next business day after, Shareholder Approval). The Company has a General Meeting on May 30, 2024 at which it expects to obtain Shareholder Approval.

In the event Lilium engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding Warrants will be proportionately increased or decreased. In the event Lilium engages in certain transactions that result in Lilium issuing equity at an effective price per share that is less than $1.00, then simultaneously with the consummation of each such transaction the exercise price will be proportionately reduced by the same proportion by which the effective price per share triggering the adjustment is less than $1.00 (e.g., if the triggering effective price per share is $0.80, then the then existing exercise price of the Warrants will be reduced by 20%), subject to exceptions specified in the form of Warrant.

In the event of a “Fundamental Transaction” (as defined in the form of the Warrants attached hereto as Exhibit 4.1), upon any subsequent exercise of the Warrant, the holder shall have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of Lilium, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which at least 10% of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be Lilium following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, Lilium or any successor entity shall, at the Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such Warrant from the holder by paying to the holder an amount of cash equal to the “Black Scholes Value” (as defined in Exhibit 4.1 attached hereto) of the remaining unexercised portion of such PIPE Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

The Warrants do not entitle the holders thereof to any voting rights until they exercise their Warrants. There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system and we do not intend to list the Warrants on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

Summary Terms of the PIPE Warrants

Subject to certain adjustments described in Exhibit 4.2 hereto, the PIPE Warrants will be exercisable into 47,573,111 Class A Shares at an initial exercise price equal to $1.50 per share. Each PIPE Warrant will become exercisable beginning on the date on which the Company has instructed the warrant agent that the Company’s General Meeting has provided “Shareholder Approval” (as defined in Exhibit 4.2 hereto) authorizing the issuance of a number of Class A Shares sufficient for the full exercise of all PIPE Warrants issued in this offering in the aggregate (which instruction the Company shall give promptly following, and in no event later than the next business day after, Shareholder Approval).

In the event Lilium engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding PIPE Warrants will be proportionately increased or decreased. In the event Lilium engages in certain transactions that result in Lilium issuing equity at an effective price per share that is less than $1.00, then simultaneously with the consummation of each such transaction the exercise price will be proportionately reduced by the same proportion by which the effective price per share triggering the adjustment is less than $1.00 (e.g., if the triggering effective price per share is $0.80, then the then existing exercise price of the PIPE Warrants will be reduced by 20%), subject to exceptions specified in the form of PIPE Warrant.

If any time after the two-year anniversary of the date of issuance, but before the expiration date of the PIPE Warrants, the last reported sale price per share of the Class A Shares, as reported by Nasdaq, equals or exceeds $12.50 per share for at least 60 trading days (whether or not consecutive) during a 90 consecutive trading day period (the “Redemption Reference Period”), then the Company, on at least 20 trading days’ prior written notice to holders of the PIPE Warrants, may redeem the PIPE Warrants by paying the holders $0.01 per Class A Share issuable pursuant to exercise thereof, subject to prior exercise by the holder. The PIPE Warrant will remain exercisable by the holder (in whole or in part, in its entirety or in such increments, at any time and from time to time, as in each case the holder may in its sole discretion elect) for the duration of the 20 trading days’ prior written notice period.

In the event of a “Fundamental Transaction” (as defined in the form of the PIPE Warrants attached hereto as Exhibit 4.2), upon any subsequent exercise of the PIPE Warrant, the holder shall have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of Lilium, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the PIPE Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which at least 10% of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be Lilium following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, Lilium or any successor entity shall, at the PIPE Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such PIPE Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the forms of the PIPE Warrants attached hereto) of the remaining unexercised portion of such PIPE Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

The PIPE Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Class A Shares are entitled, until they exercise their PIPE Warrants. There is no trading market available for the PIPE Warrants on any securities exchange or nationally recognized trading system and we do not intend to list the PIPE Warrants on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the PIPE Warrants will be limited.

Summary Terms of the Aceville Pre-Funded Warrant

The Aceville Pre-Funded Warrant will have an exercise price of $1.05 per Class A Share, will be exercisable for 24,233,035 Class A Shares and will expire ten years from issuance, subject to one automatic five-year extension that can be waived by the Company, with the prior written consent of Aceville or, if the Aceville Pre-Funded Warrant has been transferred to a non-affiliate of the Investor, by the Company in its sole discretion. Under the Pre-Funded Warrant SPA, the Investor will partially prepay approximately $24 million in the aggregate against the total exercise price of the Aceville Pre-Funded Warrant to the Company upon issuance, or $1.00 per share against the $1.05 per share exercise price. The Aceville Pre-Funded Warrant will be issued with an accompanying PIPE Warrant exercisable for 24,233,035 Class A Shares at an exercise price of $1.50.

The Aceville Pre-Funded Warrant will be exercisable for cash or on a net exercise basis. The Aceville Pre-Funded Warrant held by Aceville will not be exercisable to the extent the exercise would result in Aceville (together with its affiliates or other similarly related parties) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Company’s capital immediately after giving effect to the issuance of Class A Shares issuable upon such exercise, unless certain governmental approvals are obtained or not required.

In the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the number of Class A Shares underlying the Aceville Pre-Funded Warrant will be proportionately increased or decreased. In the event the Company engages in certain transactions that result in the Company issuing equity at an effective price per share that is less than the exercise price per share of the Aceville Pre-Funded Warrant then in effect without regard to any pre-funding, then the number of Class A Shares underlying the Aceville Pre-Funded Warrant will be proportionally increased, subject to exceptions specified in the Aceville Pre-Funded Warrant.

In the event of a “Fundamental Transaction” (as defined in Exhibit 4.3 hereto), upon any subsequent exercise of the Aceville Pre-Funded Warrant, the holder will have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the Aceville Pre-Funded Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which any portion of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be the Company following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, the Company or any successor entity shall, at the Aceville Pre-Funded Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such Aceville Pre-Funded Warrant from the holder by paying to the holder an amount of cash equal to the “Black Scholes Value” (as defined in Exhibit 4.3 attached hereto) of the remaining unexercised portion of such Aceville Pre-Funded Warrant on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

In the event of a Fundamental Transaction, unless waived by the Aceville Pre-Funded Warrant holder, if the Warrant Share Value (as defined in Exhibit 4.3 attached hereto) is less than $1.25, the number of Class A Shares issuable upon exercise of the Aceville Pre-Funded Warrant will be adjusted such that the Warrant Share Value after such adjustment equals $1.25. For any Aceville Pre-Funded Warrant holder (other than Tencent and its affiliates) who becomes a holder during the period commencing on the closing of the Warrant issuance and ending on the one-year anniversary thereof, these rights with respect to Fundamental Transactions will terminate and be of no further force and effect.

One trading day prior to expiration, any portion of the Aceville Pre-Funded Warrant that has not been exercised and is outstanding will automatically be deemed exercised on a net exercise basis into a number of Class A Shares or non-voting Class A Share equivalents based on the volume-weighted average price (“VWAP”) over the ten trading days immediately prior to the deemed exercise, subject to certain regulatory approvals, if required.

The Aceville Pre-Funded Warrant will not entitle the holder thereof to any voting rights or any of the other rights or privileges to which holders of Class A Shares are entitled, until the holder exercises the Aceville Pre-Funded Warrant. There is no trading market available for the Aceville Pre-Funded Warrant on any securities exchange or nationally recognized trading system, and the Aceville Pre-Funded Warrant is not listed on Nasdaq or any securities exchange or nationally recognized trading system. We do not intend to list the Aceville Pre-Funded Warrant on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Aceville Pre-Funded Warrant will be limited.

Related Party Transactions

In connection with the PIPE and the Aceville Pre-Funding, we entered into securities purchase agreements with a number of investors, including Aceville, an existing shareholder of the Company and an affiliate of Tencent Holdings Limited, and Barry Engle and Niklas Zennström, two of our non-executive directors, for the purchase and sale to Aceville and Messrs. Engle and Zennström of an aggregate of 20,827,069 Class A Shares and PIPE Warrants to purchase up to 45,060,104 Class A Shares (including the Class A Shares issuable upon exercise of the Aceville PIPE Warrant, subject to certain adjustments and limitations) for aggregate gross proceeds of approximately $21.9 million, and the Aceville Pre-Funded Warrant to purchase up to 24,233,035 Class A Shares at an exercise price of $1.05 per Class A Share, for which Aceville has agreed to partially prepay $1.00 per Class A Share for an aggregate prepay price of approximately $24 million against the total exercise price of the Aceville Pre-Funded Warrant, subject to certain adjustments and limitations. The Company’s sales to Aceville and Messrs. Engle and Zennström are expected to result in gross proceeds of approximately $45.5 million (including gross proceeds from the Aceville Pre-Funding), $0.35 million, and $0.1 million, respectively.

Incorporation by Reference

In connection with the PIPE, we entered into securities purchase agreements with a number of investors, including Aceville, an existing shareholder of the Company and an affiliate of Tencent Holdings Limited, and Barry Engle and Niklas Zennström, two of our non-executive directors, for the purchase and sale to Aceville and Messrs. Engle and Zennström of an aggregate of 20,827,069 Class A Shares and PIPE Warrants to purchase up to 20,827,069 Class A Shares for aggregate gross proceeds of approximately $21.9 million. The Company’s sales to Aceville and Messrs. Engle and Zennström in connection with the PIPE are expected to result in gross proceeds of approximately $21.5 million, $0.35 million, and $0.1 million, respectively. In connection with the Aceville Pre-Funding, we entered into the Pre-Funded Warrant SPA regarding the issuance of (i) the Aceville Pre-Funded Warrant to purchase up to 24,233,035 Class A Shares at an exercise price of $1.05 per Class A Share, for which Aceville has agreed to partially prepay $1.00 per Class A Share for an aggregate prepay price of approximately $24 million against the total exercise price of the Aceville Pre-Funded Warrant, and (ii) the Aceville PIPE Warant, subject in each case to certain adjustments and limitations.

Forward-Looking Statements

The information contained in this Report on Form 6-K and the exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the consummation of the PIPE and the Aceville Pre-Funding and Lilium’s cash position giving effect to the Capital Raise. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2023, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Warrant (Public Offering)
4.2	Form of PIPE Warrant
4.3	Form of Aceville Pre-Funded Warrant
5.1	Legal Opinion of Freshfields Bruckhaus Deringer LLP on the validity of the Class A Shares offered in the Public Offering
5.2	Legal Opinion of Freshfields Bruckhaus Deringer US LLP on the enforceability of the warrants offered in the Public Offering
10.1	Warrant Agreement regarding the Warrants issued in the Public Offering dated as of May 29, 2024
10.2	Form of Warrant Agreement regarding the PIPE Warrants to be entered into on or around May 31, 2024
10.3	Form of Warrant Agreement regarding the Aceville Pre-Funded Warrant to be entered into on or around June 28, 2024
10.4	Form of Securities Purchase Agreement (PIPE)
10.5	Pre-Funded Warrant Securities Purchase Agreement dated as of May 23, 2024
10.6	Underwriting Agreement dated as of May 23, 2024
10.7	Form of Director and Officer Lock-up Agreement
23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)
23.2	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.2)
99.1	Press Release dated May 29, 2024